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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     / /  Merger

     /X/  Liquidation

     / /  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     / / Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The India Growth Fund Inc.

3.   Securities and Exchange Commission File No.: 811-05571

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     / /  Initial Application     /X/  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          The India Growth Fund Inc.
          c/o UBS Global Asset Management (US) Inc.
          51 West 52nd Street
          New York, New York 10019
          Tel:  212-882-5577

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Laurence E. Cranch
          Clifford Chance US LLP
          200 Park Avenue
          New York, New York 10166
          Tel:  212-878-8134

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act 17 CFR 270.31a-l, 31a-2:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

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          Kevin Mahoney
          UBS Global Asset Management (US) Inc.
          51 West 52nd Street
          New York, New York 10019
          Tel:  212-882-5984

          PFPC Inc.
          P.O. Box 43027
          Providence, Rhode Island 02940-3027
          Tel:  800-331-1710

8.   Classification of fund (check only one):

     /X/  Management company;

     / /  Unit investment trust; or

     / /  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     / /  Open-end                /X/  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Unit Trust of India Investment Advisory Services
          Marine Chambers
          4th Floor, Sir Vithaldas Thackersey Marg
          New Marine Lines, Mumbai
          India 400 020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

          Not Applicable

          (a)  Depositor's name(s) and address(es)

          (b)  Trustee's name(s) and address(es)

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     / /  Yes      /X/  No

     If Yes, for each UIT state:

          Name(s):

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          File No.: 811-
                        ---------

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/ Yes        / / No

          If Yes, state the date on which the board vote took place:

               October 3, 2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/ Yes        / / No

          If Yes, state the date on which the shareholder vote took place:

               December 16, 2002

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     /X/ Yes             / / No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          May 30, 2003

     (b)  Were the distributions made on the basis of net assets?

          /X/ Yes        / / No

     (c)  Were the distributions made pro rata based on share ownership?

          /X/ Yes        / / No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          / / Yes        /X/ No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     / / Yes             /X/ No

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     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     / / Yes             /X/ No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          68. See the answer to item 19 below.

     (b)  Describe the relationship of each remaining shareholder to the fund:

          See the answer to item 19 below.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     /X/ Yes             / / No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          The Fund has distributed its remaining assets (except as noted in the answer to question 20 below) to its transfer agent, which will in turn distribute the assets to the Fund's shareholders in exchange for the shareholders' stock certificates. To the best of the Fund's knowledge, as of January 21, 2004, 68 shareholders (representing a total of approximately 6,896 shares of the Fund) had not returned their stock certificates and thus had not yet received their share of the distribution of the Fund's assets. Such shareholders will receive their share of the distribution upon the return of their stock certificates. The Fund's transfer agent will hold the portion of the Fund's assets due to each such shareholder until the earlier of: a) the return by the shareholder of his or her stock certificate or b) the expiration of the time period provided under the laws of such shareholder's state of residence (generally a period of between two to seven years, depending on the state), upon which the assets that would be due to such shareholder will escheat to the shareholder's state of residence.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     /X/ Yes             / / No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          The Fund has approximately $17,500 in cash.

          Due to a recent court decision interpreting the tax laws of India, the Fund believes that it may be entitled to a refund of approximately $550,000 in capital gains taxes paid to the Indian government prior to the Fund's liquidation. The Fund anticipates that it will take at least several months for the Indian authorities to determine whether the Fund is in fact entitled to a refund of such taxes and the exact amount of such refund, and for any such refund to be paid to the Fund. The Fund represents that any sums received in connection

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          with such tax refund will be distributed to the Fund's shareholders
          (pro-rata based on share ownership) at the earliest practicable time (net of any expenses associated with such distribution, which the Fund does not expect to exceed $1,500).

     (b)  Why has the fund retained the remaining assets?

          The Fund has retained approximately $17,500 in cash to cover unpaid liabilities and expenses in connection with its liquidation and dissolution.

     (c)  Will the remaining assets be invested in securities?

          / / Yes        /X/ No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     /X/ Yes       / / No

     If Yes,

     (a) Describe the type and amount of each debt or other liability: The Fund has approximately $17,500 in miscellaneous unpaid liabilities and expenses that have accrued or are anticipated in order to complete the liquidation and dissolution of the Fund.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          The Fund will use its remaining assets to pay any remaining outstanding liabilities and expenses. See the Fund's response to question 20(b).

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)     Legal expenses:

                  $75,000

          (ii)    Accounting expenses:

                  $10,000

          (iii)   Other expenses (list and identify separately)

                   Stockholder Reporting                            $    26,000
                   Transfer Agent                                   $    10,000
                   Administration                                   $    24,000
                   Custody                                          $    48,000
                   Proxy Solicitation                               $    18,000
                                                         Total      $   126,000
                                                                    ===========

          (iv)    Total expenses (sum of lines (i) - (iii) above):

                  $211,000

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     (b)  How were those expenses allocated?

          Liquidation expenses were estimated based upon amounts invoiced in connection with liquidation and dissolution and upon discussions with the Fund's various service providers and creditors. These expenses were then deducted from the Fund's net assets.

     (c)  Who paid those expenses?

          The Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     /X/ Yes       / / No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     The original application, of which this application is an amendment, was filed on November 12, 2003 - File No. 811-05571

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     / / Yes       /X/ No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     / / Yes       /X/ No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

          Not Applicable

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-
              ---------

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The India Growth Fund Inc., (ii) he is the Secretary and Treasurer of The India Growth Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    Signature:

                                    /s/ Narayanan Raman
                                    -------------------------------------
                                    Name: Narayanan Raman
                                    Title: Secretary and Treasurer

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